

Mail Stop 7010

April 30, 2008

By U.S. Mail and Facsimile

Mr. Brian H. McCurrie
Chief Financial Officer
Koppers Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA 15219

> **Re:** **Koppers Holdings Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Definitive Proxy Statement on Schedule 14A filed April 4, 2008**
> **File No. 001-32737**

Dear Mr. McCurrie:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1. To the extent applicable, our comments should also be complied with in the future filings of Koppers, Inc.

Business, page 3

2.   We note your risk factor disclosure on page 12 concerning your dependence on major customers. In future filings, please address this dependence in your business discussion. When doing so, please provide the name of any customer who represents 10 percent or more of your consolidated revenues if the loss of such customer would have a material adverse effect on you and your subsidiaries taken as a whole. Please see Item 101(c)(1)(vii) of Regulation S-K.

Financial Statements and Supplementary Data, page 40

Consolidated Statement of Cash Flows, page 46

3.   Please explain to us the specific nature of the "change in reserves" line item.

Note 2 – Summary of Significant Accounting Policies – Revenue Recognition, page 49

4.   Please tell us and revise future filings to clarify when payments related to untreated crossties and wood treating services are generally due.

Note 20 – Commitments and Contingent Liabilities, page 71

5.   We note your disclosure of the Timtech matter. To the extent there is a reasonable possibility that a loss may have been incurred, please tell us and revise future filings to indicate if any amounts have been accrued and to quantify an estimate of the possible loss or range of loss or state that the loss cannot be estimated. See paragraphs 9 and 10 of SFAS 5 for guidance.

6.   You disclose that "Koppers Inc. is currently a defendant in lawsuits in which the plaintiffs allege exposure to benzene, benzene containing products and other products, including oils and solvents sold by Koppers Inc." Please tell us and revise future filings to quantify the dollar amounts of damages being sought in these matters.

7.   In paragraph 2 of the Somerville Cases, you disclose that Koppers Inc. was served with cases in September 2006, October 2006 and May 2007. Additionally, in paragraph 6, you state that Koppers Inc. was named a defendant in six cases filed in December 2007. Please tell us and revise future filings to quantify the amount of damages sought in these Somerville matters.

8.   In regard to your disclosure under contingent liabilities, please explain to us and clarify in future filings why you are unable to provide a range of loss related to severance benefits.

Controls and Procedures, page 80

9. We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures" as defined in Rule 13a-15(e) of the Exchange Act. Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Additionally, please revise future filings to include the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

Definitive Proxy Statement on Schedule 14A filed April 4, 2008

Executive Compensation, page 23
Compensation Element Details, page 27
Annual Bonus/Incentive, page 27

10. In future filings, please describe the type of factors that are considered when undertaking the subjective review of an executive's performance for purposes of determining the amount of the executive's bonus, including any pre-established goals.

11. In future filings, please indicate by dollar amount the size or range (e.g., threshold, target and maximum) of the pool from which you fund the cash bonus and incentive payments to your executives.

12. In future filings, please provide an illustration of the operation of the annual bonus/incentive payment calculation by using one or more of your executives as an example.

Long-Term Equity Incentives, page 29

13. In future filings, please indicate by dollar amount the target amount for the performance-based restricted stock units.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dietrich King, Staff Attorney, at (202) 551-3338 or, in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3742 if you have any questions regarding comments on legal matters. If you have any questions regarding comments on financial statements or related matters you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief